ZURICH

RECEIVED

2007 DEC 10 A 8:?2

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

07028542

Your reference File No. 82-5089

Our reference UM/bc

Date December 5, 2007

SUPPL

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)44 625 25 25
http://www.zurich.com

Dir. phone +41 (44) 625 28 52
Dir. fax +41 (44) 625 08 52
ulrich.marti@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the Zurich Financial Services Group Report for the Nine Months to September 30, 2007:

- 2 ex. "Letter to Shareholders"

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services

PROCESSED
DEC 12 2007
THOMSON
FINANCIAL

Ulrich Marti
Legal Adviser

Enclosure

Zurich Financial Services Group

Report for the Nine Months to September 30, 2007

2007

ZURICH®

Letter to Shareholders

Dear Shareholder

We are pleased to report excellent financial results demonstrating targeted market growth across our Group and continued strong performances from all business segments. This is our 19th straight quarter of profitability, and considering today's challenging market and financial environment the results highlight the strength of our diversified business portfolio and the benefits of our sophisticated approach to risk, capital and investment management strategies.

For the nine months to September 30, 2007, business operating profit increased by 10 percent to USD 4.9 billion and net income rose by 25 percent to USD 4.2 billion. Our annualized return on equity is 21.4 percent.

In General Insurance, gross written premiums reflect a solid performance of selective growth as we withstood increasingly competitive pressures by executing on customer, product and distribution strategies, and expanded our businesses in target markets. Moreover, profitability remained strong as the business operating profit of USD 2.8 billion fully absorbed the impact of winter storm Kyrill in Europe and severe summer floods in the UK, which together caused claims payments of USD 761 million.

Global Life, with its continued focus on unit-linked and protection markets, generated another strong performance, increasing business operating profit to USD 1.1 billion, up 22 percent in local currencies. As an indicator of the segment's growing strength, new business value increased to USD 480 million, up 37 percent in local currencies, with exceptionally strong growth in key emerging markets.

Likewise, Farmers Exchanges, which we manage but do not own, continued to demonstrate exceptional profitable growth, benefiting from new product launches, customer segmentation strategies and enhanced distribution capabilities to outpace a flat US personal lines market. Business operating profit of Farmers Management Services increased 7 percent to USD 1.0 billion, as premiums at the Farmers Exchanges grew 5 percent.

Group investments generated a return of 3.9 percent, or a net result of USD 7.5 billion, up 7 percent in the face of volatile markets. Furthermore, the Group has no material exposure to US sub-prime debt or collateralized debt obligation equity tranches.

These results demonstrate our ability to successfully execute on operational excellence, profitable growth and financial discipline. They also reflect the continued impact of The Zurich Way, which is well on track to exceed its previous target of generating USD 700 million of after-tax operational improvements for 2007. For the four years 2007 to 2010, we now expect a revised target of USD 3.1 billion after-tax improvements, of which USD 800 million would be generated in 2008.

While these results are impressive and demonstrate the strength of our strategies, it is our people who bring those capabilities to life and create the Zurich brand in the minds of our customers. That was never more evident than in the efforts following the UK floods and Farmers' actions on behalf of victims of the California wildfires; these were proud moments for this organization, and we thank our people for their commitment to our customers.

Thank you for your continued support.

Manfred Gentz
Chairman of the Board

James J. Schiro
Chief Executive Officer

Group performance highlights

in USD millions, for the nine months ended September 30, unless otherwise stated	2007	2006	Change [1]
Business operating profit	**4,880**	4,423	10%
Net income attributable to shareholders	**4,157**	3,326	25%
General Insurance gross written premiums and policy fees	**27,323**	26,295	4%
Global Life gross written premiums, policy fees and insurance deposits	**15,366**	14,772	4%
Farmers Management Services management fees	**1,679**	1,589	6%
General Insurance business operating profit	**2,779**	2,781	(0%)
General Insurance combined ratio	**96.9%**	94.5%	(2.4 pts)
Global Life business operating profit	**1,090**	853	28%
Global Life new business value, after tax	**480**	334	44%
Global Life new business annual premium equivalent (APE)	**2,002**	1,744	15%
Farmers Management Services business operating profit	**1,005**	936	7%
Farmers Management Services gross operating margin	**48.6%**	51.8%	(3.2 pts)
Group investments average invested assets	**191,506**	183,273	4%
Group investments result, net	**7,471**	6,979	7%
Group investments return (as % of average invested assets)	**3.9%**	3.8%	0.1 pts
Shareholders' equity [2]	**28,396**	25,587	11%
Diluted earnings per share (in CHF)	**34.80**	28.58	22%
Return on common shareholders' equity (ROE) [3]	**21.4%**	21.0%	0.4 pts
Business operating profit (after tax) return on common shareholders' equity [3]	**18.9%**	19.9%	(1.0 pts)

[1] Parentheses around numbers represent an adverse variance.
[2] As of September 30, 2007 and December 31, 2006, respectively.
[3] Returns for the nine months ended September are annualized on a compound basis using the results for the nine months. ROE (based on net income attributable to common shareholders) and business operating profit (after tax) return on common shareholders' equity for the year ended December 31, 2006 were 20.4% and 19.5%, respectively.

Performance overview

Business operating profit increased by 10 percent to USD 4.9 billion demonstrating the strong underlying performance of all our operating segments.

- **General Insurance business operating profit** remained stable at USD 2.8 billion, reflecting the strength of our diversified portfolio to absorb the adverse impacts of winter storm Kyrill in the amount of USD 182 million and the UK floods in June and July in the amount of USD 579 million.
- **Global Life business operating profit** increased by USD 237 million or 28 percent to USD 1.1 billion, primarily resulting from increases in the UK and Germany, and a one-time benefit in the US. **New business value, after tax,** increased strongly by 44 percent in US dollar terms (37 percent on a local currency basis), reflecting both growth and margin improvement.
- **Farmers Management Services business operating profit** increased by USD 69 million, largely as a result of increased management fees, which more than offset investments in growth initiatives.

Other Businesses business operating profit increased by USD 147 million with strong results contributed by **Farmers Re**, **Centre** and **Centrally Managed Businesses**. The **Corporate Functions** result improved by USD 8 million.

Net income attributable to shareholders increased by USD 831 million, or 25 percent, to USD 4.2 billion, with the prior year affected by regulatory settlements in the US. The **shareholders' effective tax rate** was 24.8 percent compared with 26.9 percent for the year ended December 31, 2006. The decrease of 2.1 percentage points is a result of the continuous optimization of the tax efficiency of our operating model.

Business volumes in our core operating segments developed as follows:

- **General Insurance** gross written premiums and policy fees increased by 4 percent in US dollar terms, while remaining stable on a local currency basis, reflecting both underwriting discipline in all our divisions in a competitive market environment and our ability to capitalize on attractive growth opportunities.
- **Global Life** insurance deposits increased by 13 percent in US dollar terms, and by 5 percent on a local currency basis, while gross written premiums and policy fees decreased by 5 percent in US dollar terms, and by 11 percent on a local currency basis. These movements reflect the strategic shift in business mix from traditional to unit-linked products. New business annual premium equivalent (APE) increased by 15 percent in US dollar terms, and by 8 percent on a local currency basis, primarily driven by Zurich International Solutions, our international expatriate business based in the Isle of Man, and growth in savings and pensions products in Ireland.
- **Farmers Management Services** management fees and other related revenues increased by 6 percent, reflecting the underlying increase in the gross written premiums of 5 percent in the Farmers Exchanges, which we manage but do not own, as a result of organic and inorganic growth initiatives.

Return on common shareholders' equity increased by 0.4 percentage points to 21.4 percent. Our **business operating profit (after tax) return on common shareholders' equity** decreased by 1.0 percentage point to 18.9 percent.

Diluted earnings per share increased by CHF 6.22, or 22 percent, to CHF 34.80 for the nine months ended September 30, 2007, compared with CHF 28.58 for the same period in 2006.

General Insurance

in USD millions, for the nine months ended September 30	**2007**	2006	Change
Gross written premiums and policy fees	27,323	26,295	4%
Net earned premiums and policy fees	22,107	21,160	4%
Insurance benefits and losses, net of reinsurance	(15,976)	(14,954)	(7%)
Net underwriting result	696	1,163	(40%)
Net investment income	2,695	2,351	15%
Business operating profit	**2,779**	**2,781**	(0%)
Loss ratio	72.3%	70.7%	(1.6 pts)
Expense ratio	24.6%	23.8%	(0.8 pts)
Combined ratio	**96.9%**	**94.5%**	**(2.4 pts)**

in USD millions, for the nine months ended September 30	Business operating profit		Combined ratio	
	2007	2006	**2007**	2006
Global Corporate	576	529	95.1%	94.5%
North America Commercial	1,087	856	94.6%	95.7%
Europe General Insurance	876	1,249	99.3%	92.2%
International Businesses	115	97	99.2%	100.4%
Group Reinsurance	124	50	nm	nm
Total	2,779	2,781	96.9%	94.5%

Business operating profit remained stable at USD 2.8 billion after absorbing USD 761 million of losses arising from winter storm Kyrill and the UK floods in June and July, which affected both Global Corporate and Europe General Insurance. Our businesses continued to demonstrate underlying strength and have benefited from our reserving policy with positive development emerging from reserves established for prior years. This positive development, together with higher investment income, which reflected both an increase in the average invested asset base and higher interest rates, has ensured all our business divisions, except Europe General Insurance, where Kyrill and the UK floods had the most impact, have recorded increases in business operating profit.

Gross written premiums and policy fees increased by USD 1.0 billion, or 4 percent, to USD 27.3 billion, while remaining flat on a local currency basis. The market environment continued to be highly competitive, though with a mixed picture by geography and line of business. In the US and the UK there have been decreases in both property and casualty rates, while in the rest of Europe rates have been broadly flat. In Global Corporate gross written premiums decreased by 3 percent overall on a local currency basis. Our focus has been on retention of existing business where rates are more stable, while overall rates have declined by 7 percent. In North America Commercial a 2 percent overall decrease in gross written premiums, in a market where rates have declined on average at a double digit level across lines of business, has been achieved through our continued use of market segmentation techniques and our focus on retaining existing business. In Europe General Insurance gross written premiums were ahead of last year on a local currency basis by 2 percent (10 percent in US dollar terms) with positive contributions realized from acquisitions. Rate changes varied by country, with decreases in Italy, Ireland and the UK and improvements elsewhere. In International Businesses gross written premiums have increased by 8 percent reflecting volume growth in Latin America and Africa.

The **net underwriting result** decreased by USD 467 million, or 40 percent, to USD 696 million, representing an increase in the combined ratio of 2.4 percentage points to 96.9 percent. This increase resulted from both an increase in the loss ratio of 1.6 percentage points and in the expense ratio of 0.8 percentage points. The main contributor to the higher loss ratio was the impact of winter storm Kyrill, affecting Global Corporate by USD 18 million and Europe General Insurance by USD 164 million, and the UK floods amounting to USD 56 million in Global Corporate and USD 523 million in Europe General Insurance. Together these events would have increased the overall loss ratio and combined ratio by 3.4 percentage points. However, the impact of these storms was partially reduced by our improved underlying technical performance with lower attritional losses in Global Corporate, resulting in the same level of loss ratio as in the same period in 2006, and in North America Commercial where the loss ratio improved by 1.9 percentage points. In Europe General Insurance the storms increased the loss ratio by 7.1 percentage points to 75.5 percent. In International Businesses the loss ratio increased slightly by 0.4 percentage points after absorbing weather-related losses in Indonesia and Australia. Net technical expenses increased by USD 392 million, or 8 percent, increasing the expense ratio by 0.8 percentage points primarily as a result of higher commission rates and of our continued investments in initiatives to improve our operating model.

Global Life

in USD millions, for the nine months ended September 30	2007	2006	Change
Insurance deposits	8,424	7,460 [1]	13%
Gross written premiums and policy fees	6,942	7,312	(5%)
Net investment income on Group investments	3,163	3,078	3%
Insurance benefits and losses, net of reinsurance	1,553 [2]	(6,336)	nm
Underwriting and policy acquisition costs, net of reinsurance	(1,115)	(1,086)	(3%)
Administrative and other operating expenses	(1,279)	(1,109)	(15%)
Business operating profit	**1,090**	**853**	**28%**
Embedded value – highlights			
New business annual premium equivalent (APE)	**2,002**	**1,744**	**15%**
Present value of new business premiums (PVNBP)	15,835	14,087	12%
New business margin, after tax (as % of APE)	**24.0%**	**19.2%**	**4.8 pts**
New business margin, after tax (as % of PVNBP)	3.0%	2.4%	0.6 pts
New business value, after tax	**480**	**334**	**44%**

[1] Insurance deposits in International Businesses for 2006 have been presented to exclude deposits received as funds under management.
[2] Includes a USD 7.0 billion initial impact from the transfer of the UK annuity business.

in USD millions, for the nine months ended September 30	Business operating profit		New business value, after tax	
	2007	2006	**2007**	2006
United States	253	164	80	45
United Kingdom	296	188	87	76
Germany	159	128	106	58
Switzerland	153	150	21	15
Rest of Europe	155	153	138	110
of which: Ireland	*52*	*42*	*47*	*33*
of which: Isle of Man	*23*	*31*	*68*	*45*
International Businesses	74	70	48	32
Total	1,090	853	480	334

Business operating profit increased by USD 237 million, or 28 percent, to USD 1.1 billion for the nine months ended September 30, 2007, with increases across most regions. The main drivers were the US with a benefit of USD 106 million related to the amortization of deferred policy acquisition costs recorded at the half year, the UK with a combination of lower insurance benefits and losses, improved performance in the Openwork distribution channel and higher investment related income, and Germany with the continued realization of benefits from the optimization of the business model.

New business annual premium equivalent (APE) increased by USD 258 million, or 15 percent in US dollar terms, and 8 percent on a local currency basis. The growth in new business was driven by higher sales from Zurich International Solutions, our international expatriate business based in the Isle of Man, growth in Hong Kong and continued savings and pensions growth in Ireland.

New business value, after tax, increased by USD 146 million, or 44 percent in US dollar terms (37 percent on a local currency basis), which led to a 4.8 percentage point increase in new business margin, after tax, to 24.0 percent. The increase in new business value reflected the growth in new business sales in the Isle of Man, Hong Kong and Ireland, as well as margin improvements from the restructuring of our reinsurance program in the US, synergies following the merger of our life entities in Germany and the redesign of certain UK product features.

Farmers Management Services

in USD millions, for the nine months ended September 30	2007	2006	Change
Management fees and other related revenues	1,679	1,589	6%
Net investment income and other income	197	113	74%
Management and other related expenses	(864)	(767)	(13%)
Business operating profit	**1,005**	**936**	**7%**
Gross operating margin	48.6%	51.8%	(3.2 pts)

Business operating profit increased by USD 69 million, or 7 percent, to USD 1.0 billion for the nine months ended September 30, 2007. Management fees and other related revenues increased by USD 90 million, or 6 percent, following a 5 percent increase in the gross earned premiums of the Farmers Exchanges, which we manage but do not own. Management and other related expenses increased by USD 97 million as a result of the increased volumes generated by the Exchanges, as well as continued investments in growth and IT-related initiatives. As a result, the gross operating margin decreased to 48.6 percent. The result benefited from increased net investment income and from an increase in other income, which was driven by gains on the sale of properties vacated as a result of the concentration of customer service into two ServicePoints.

Other Businesses

in USD millions, for the nine months ended September 30	2007	2006	Change
Business operating profit:			
Farmers Re	124	135	(8%)
Centre	191	164	16%
Centrally Managed Businesses	208	133	56%
Rest of Other Businesses	61	6	nm
Total business operating profit	585	438	34%

Farmers Re contributed USD 124 million to business operating profit reflecting the development of business with the Farmers Exchanges, which we manage but do not own. **Centre** business operating profit increased by USD 27 million due to continued profitable commutations and other run-off activity. **Centrally Managed Businesses**, which comprise portfolios that we proactively manage to achieve a profitable run-off, increased by USD 75 million, primarily as a result of gains on commutations and increases in net investment income. The rest of Other Businesses experienced lower insurance benefits and losses.

Corporate Functions

in USD millions, for the nine months ended September 30	2007	2006	Change
Net investment income	533	481	11%
Interest expense on debt	(997)	(857)	(16%)
Business operating loss	**(577)**	**(585)**	**1%**
Headquarter expenses, after allocations to operating businesses and excluding foreign currency impacts	(79)	(119)	34%

Business operating loss improved by USD 8 million to USD 577 million for the nine months ended September 30, 2007. An increase of USD 52 million in net investment income partially offset an increase in interest expense on debt of USD 140 million due to increased net intercompany funding levels and the one-time costs associated with the early redemption of subordinated debt, which was replaced with lower cost hybrid debt.

Headquarter expenses decreased by USD 40 million as a result of lower gross expenses and higher allocations to the operating businesses.

Investment position and performance

Reflecting our outlook for the economy and the capital markets, our investment asset allocation changed to be slightly overweight in equity markets and continued its underweight stance to debt security credit exposure relative to our long-term strategic benchmark. Fixed maturity debt securities are invested in accordance with the profile of the liabilities to limit the overall economic interest rate exposure of the Group. Derivative instruments are primarily used to improve the management of interest rate risk and to provide equity downside protection in Life with-profit funds.

Breakdown of investments

in USD millions, as of	Group investments		Unit-linked investments	
	09/30/07	12/31/06	**09/30/07**	12/31/06
Cash and cash equivalents	17,035	17,438	6,274	5,685
Equity securities:	19,421	18,339	98,427	90,666
Common stocks, including equity unit trusts	12,311	11,461	93,342	84,823
Unit trusts (debt securities, real estate and short-term investments)	3,763	3,014	5,085	5,842
Common stock portfolios backing participating with-profit policyholder contracts	1,382	1,604	–	–
Trading equity portfolios in capital markets and banking activities	1,966	2,260	–	–
Debt securities	121,042	126,435	9,435	8,922
Real estate held for investment	7,345	6,921	8,795	8,360
Mortgage loans	12,220	10,806	–	–
Policyholders' collateral and other loans	13,074	12,634	2	2
Investments in associates	154	153	–	–
Other investments	2,769	2,951	930	693
Total	193,060	195,676	123,862	114,327

Group investments have decreased by USD 2.6 billion to USD 193.1 billion since December 31, 2006, primarily driven by a decrease in debt securities following the sale of investments relating to our UK Life annuity business, which was reinsured in June 2007. This decrease in Group investments was largely mitigated by positive foreign currency effects.

Our investment policy remains conservative; investment grade securities comprise 99 percent of our debt securities, of which 63 percent are rated AAA. US sub-prime mortgage-backed securities comprise approximately 0.2 percent of Group investments, with the majority of the position being rated AAA. Movements on these securities and collateralized debt obligations, reflecting changes in market value, were negligible in the nine months ended September 30, 2007.

Performance of Group investments

in USD millions, for the nine months ended September 30	2007	2006	Change
Net investment income	6,383	5,849	9%
Net capital gains on investments and impairments	1,088	1,130	(4%)
Net investment result	7,471	6,979	7%
Net investment return on Group investments [1]	**3.9%**	**3.8%**	**0.1 pts**
Movements in net unrealized gains/(losses) on investments included in total equity	(2,353)	(1,390)	(69%)
Total investment result, net of investment expenses [2]	**5,119**	**5,589**	**(8%)**
Average investments [3]	191,506	183,273	4%
Total return on Group investments [1]	**2.7%**	**3.0%**	**(0.3 pts)**

[1] Net investment and total return are not annualized.
[2] After deducting investment expenses of USD 178 million and USD 180 million for the nine months ended September 30, 2007 and 2006, respectively.
[3] Excluding average cash received as collateral for securities lending of USD 2.9 billion and USD 4.4 billion in the nine months ended September 30, 2007 and 2006, respectively.

Total return (net of investment expenses) was 2.7 percent of average investments, driven by equity securities, which had a return of 6.2 percent. Debt securities, which are invested to match our liability profiles, returned 1.6 percent.

Total **net investment income** was USD 6.4 billion, arising mainly from debt securities, with a return of 3.5 percent. The total investment income return was 3.3 percent, an increase of 14 basis points compared with the same period in 2006. Rising interest rates and higher dividend income drove the USD 534 million increase, which was largely attributable to General Insurance.

Total **net capital gains on investments and impairments** were USD 1.1 billion, a decrease of USD 42 million compared with the prior year. Realized gains on sales of securities of USD 698 million were USD 50 million higher than prior year as a USD 309 million increase in gains on equity securities offset an increase of USD 268 million losses in debt securities. Net gains from market revaluations were USD 390 million, a decrease of USD 92 million over the prior year. Hedge funds, private equity investments and real estate were the main drivers, contributing USD 607 million. These increases offset losses on debt securities of USD 187 million due to higher interest rates. Impairments of USD 38 million for the nine months ended September 30, 2007, were primarily related to equity securities.

Net unrealized gains on debt securities decreased by USD 1.8 billion to a net loss of USD 1.7 billion as interest rates rose across major markets except in the US. Net unrealized gains on equity securities decreased by USD 531 million mainly due to the realization of USD 990 million of gains following sales in positive markets to maintain the desired asset allocation to equities.

Performance of unit-linked investments

in USD millions, for the nine months ended September 30	2007	2006	Change
Net investment income	2,518	1,836	37%
Net capital gains on investments	4,606	4,687	(2%)
Net investment result, net of investment expenses [1]	7,124	6,523	9%
Average investments	119,095	98,961	20%
Total return on unit-linked investments [2]	**6.0%**	**6.6%**	**(0.6 pts)**

[1] After deducting investment expenses of USD 377 million and USD 313 million for the nine months ended September 30, 2007 and 2006, respectively.
[2] Total return is not annualized.

Net investment income on **unit-linked investments** increased by 37 percent, primarily attributable to dividends on equity securities, including unit trusts, and a higher average invested asset base. Net capital gains on investments decreased by 2 percent as negative market revaluations on real estate held for investment in the UK and on debt securities offset gains on the sale of equity security unit trusts.

Financial Calendar

Investors' Day - Investment Management
December 6, 2007

Annual Results Reporting 2007
February 14, 2008

Annual General Meeting 2008
April 3, 2008

Results Reporting for the Three Months to March 31, 2008
May 15, 2008

Half Year Results Reporting 2008
August 13, 2008

Results Reporting for the Nine Months to September 30, 2008
November 13, 2008

Contacts

Registered Office
Zurich Financial Services
Mythenquai 2
8022 Zurich, Switzerland

Media Relations
Zurich Financial Services, Switzerland
Telephone: +41 (0)44 625 21 00
E-mail: media@zurich.com

Investor Relations
Zurich Financial Services, Switzerland
Telephone: +41 (0)44 625 22 99
E-mail: investor.relations@zurich.com

Share Register Services
Zurich Financial Services, Switzerland
Telephone: +41 (0)44 625 22 55
E-mail: shareholder.services@zurich.com

Corporate Responsibility
Group Government and Industry Affairs
Zurich Financial Services, Switzerland
Telephone: +41 (0)44 639 20 02
E-mail: corporate.responsibility@zurich.com

Securities Custody Service
Zurich Financial Services, Custody Accounts
c/o SAG SIS Aktienregister AG
P.O. Box 4601 Olten, Switzerland
Telephone: +41 (0) 62 311 61 45
Fax: +41 (0) 62 205 39 71
Web site: www.sag.ch

CDI Holder Inquiries
within the Zurich Financial Services corporate nominee service

Lloyds TSB Registrars
The Causeway, Worthing
West Sussex, BN99 6DA, United Kingdom
Nominee Service helpline: 0870 600 3979
Lloyds TSB share dealing helpline:
0870 850 0852
International: +44 131 527 3903
Hard of hearing (text phone, domestic):
0121 415 7028
Web site: www.shareview.co.uk

American Depositary Receipts
Zurich Financial Services has an American Depositary Receipt program with The Bank of New York (BNY), a subsidiary of The Bank of New York Mellon. For more information call BNY Mellon's Shareowner Services in the USA at +1-888-BNY-ADRs (1-888-269-2377) or outside the USA on +1-212-815-3700. ADR holder assistance may also be obtained from The Bank of New York Mellon at www.adrbny.com.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 58,000 people serving customers in more than 170 countries.

Disclaimer & Cautionary Statement

Certain statements in this document are forward-looking statements, including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Zurich Financial Services' plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our key markets; (ii) performance of financial markets; (iii) levels of interest rates and currency exchange rates; (iv) frequency, severity and development of insured claims events; (v) mortality and morbidity experience; (vi) policy renewal and lapse rates; and (vii) changes in laws and regulations and in the policies of regulators may have a direct bearing on Zurich Financial Services' results of operations and on whether Zurich Financial Services will achieve its targets. Zurich Financial Services undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

It should be noted that past performance is not a guide to future performance.

Persons requiring advice should consult an independent adviser.

The Letter to Shareholders is published in English, German and French.
In the case of inconsistencies in the German and French translations, the English original version shall prevail.

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Zurich Financial Services Group

Mythenquai 2
8002 Zurich, Switzerland
Phone +41 (0) 44 625 25 25
www.zurich.com

47623-07

Because change happenz™

ZURICH®

END